                                                                   EXHIBIT 12(b)

                           SOUTH JERSEY GAS COMPANY
               Calculation of Ratio of Earnings to Fixed Charges
                Plus Preferred Securities Dividend Requirements
                                (IN THOUSANDS)


                                          Fiscal Year Ended December 31,
                                     1992     1993     1994     1995     1996
                                   -------------------------------------------
Net Income*                        $15,387  $15,432  $11,017  $15,813  $19,215

Federal Income Taxes, Net            7,789    7,832    5,881    9,278   10,627

Fixed Charges**                     14,233   14,127   14,648   19,545   19,574
Preferred Securities Dividends         192      187      183      178      174
                                   -------------------------------------------

    Sub-Total                       14,425   14,314   14,831   19,723   19,748

Capitalized Interest                  (193)    (191)    (120)     (98)    (114)
                                   -------------------------------------------

    Total Available for Coverage   $37,408  $37,387  $31,609  $44,716  $49,476
                                   ===========================================

Total Available                        2.6x     2.6x     2.1x     2.3x     2.5x
---------------------
Fixed Charges and Preferred
 Securities Requirements


 * Net Income before a Cumulative Effect of a Change in Accounting Principal (1993).

** Fixed charges consist of interest charges (rentals are not material).